Mail Stop 3561

September 16, 2009

James A. Hughes
Chief Executive Officer
AEI
Clifton House
75 Fort Street
P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands

> **Re:** **AEI**
> **Registration Statement on Form F-1**
> **Filed August 18, 2009**
> **File No. 333-161420**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 22, 2009**
> **File No. 000-53606**

Dear Mr. Hughes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

2. In an appropriate place, please disclose the number and value of your shares that are held by or on behalf of the company or by subsidiaries of the company or advise us that no shares are so held. Refer to Item 10.A.3 of Form 20-F.

3. Please confirm that you have provided a summary of each of your material contracts entered into in the past two years, including dates, parties, the general nature of the contracts, terms and conditions, and the amount of consideration involved. Refer to Item 10.C of Form 20-F.

Prospectus Summary, page 1

4. Please revise this section to limit the information to a brief overview of the key aspects of the offering. Currently much of the information presented is reiterated in the Business section beginning on page 85.

Our Competitive Strengths, page 2

5. If you choose to highlight your company's competitive strengths in the summary, please balance that disclosure with a discussion of the principal competitive challenges or risks facing the company.

Our Markets, page 4

6. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the statements you make here and elsewhere in your prospectus that are attributable to Global Insight and CIA World Factbook. Note that these are only examples.

The Offering, page 7

7. We note your statement that the "selling shareholders will be identified prior to this offering," which suggests that not all of the selling shareholders have been identified at this time. However, on page 168 you state that the shareholders identified in the table represent "each selling shareholder participating in the offering," which suggests that all of the selling shareholders have been identified at this time. Please revise your disclosure to clarify whether or not all of the selling shareholders have been identified at this time.

Use of Proceeds, page 28

8. We note that you intend to use the proceeds of this offering for "general corporate purposes." Given the size of the offering and the fact that you have no specific plan for the use of the proceeds, please revise your disclosure, in this section and throughout the document as appropriate, to discuss the principal reasons for the offering.

9. Please provide disclosures of net proceeds from your offering after deducting the estimated underwriting discount and offering expenses.

10. We note your disclosures that you will not receive proceeds from the exercise of the underwriters' option to purchase additional shares. Please disclose that this is because the over-allotment will consist solely of shares being sold by the selling stockholders and explain why you have determined not to offer additional shares for purchase by the underwriters in this situation.

Capitalization, page 30

11. Please explain to us your presentation of total equity attributable to AEI as opposed to total equity as reported on your unaudited condensed consolidated balance sheet for the period ended June 30, 2009.

Dilution, page 31

12. We read your disclosure that your net tangible book value excludes only goodwill. Please advise why you do not exclude intangible assets in your net tangible book value calculation, or revise.

13. Please include disclosure of dilution to new investors to the extent the outstanding options are exercised. Further, please disclose the percentage of outstanding shares and the percentage of the total amount paid to fund the company that will be owned by new investors if the options are exercised.

14. Please disclose the dilution effect resulting from the exercise of the underwriters' 30 day option to purchase additional common shares.

Discussion of Results of Operations, page 51

15. Since you provide your condensed consolidated statement of operations for the three month periods ended June 30, 2009 and 2008, we believe you should provide a discussion of your operating results for the these periods in this section. Refer to Instruction 2 to Item 5 of Form 20-F.

16. Please revise to provide additional trend information that would help investors better assess your current and *future* performances. In that regard, quantitative disclosure of the effects of any material known trends and uncertainties should be provided if reasonably available. Refer to Item 5.D of Form 20-F.

Quantitative and Qualitative Analysis of Market Risk, page 83

17. Please revise to provide disclosures regarding your apparent material foreign exchange rate risk using one of the three disclosure alternatives as required by Item 11 of Form 20-F.

Business, page 85

18. Please describe any seasonality associated with your business. In addition, please describe the marketing channels that you use in connection with your business. Refer to Item 4.B of Form 20-F.

Management, page 158

Compensation of Directors and Executive Officers, page 165

19. We note your statement that your "executive officers are paid a base salary and are paid an annual discretionary cash bonus, based on company and personal performance." Please tell us whether your executive officers are subject to targets with respect to the company's performance and/or their individual performance that must be achieved in order to earn, or the achievement of which determines the level of, such discretionary cash bonuses. This comment also applies to the disclosure under "Incentive Plans – Options" on page 167, which states that option grants "are generally made annually based on company and personal performance."

Share Ownership of Directors and Executive Officers, page 166

20. Please disclose the total number of outstanding shares on which the percentages of share ownership in this table are based. This comment also applies to the table under "Principal and Selling Shareholders."

Principal and Selling Shareholders, page 168

21. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. You should name any selling shareholder that is a broker-dealer and state that it is an underwriter with respect to the shares that it is offering for resale. Please be advised that language such as "may be deemed to be" an underwriter is unacceptable if the selling shareholder is a broker-dealer.

22. With respect to the shares to be offered by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

23. We note your disclosure on page 6 that, as of June 30, 2009, funds that have appointed Ashmore Investment Management Limited as their investment manager owned approximately 55% of your ordinary shares, GIC owned approximately 23% of your ordinary shares, and funds managed by Eton Park owned approximately 6% of your ordinary shares. In footnotes to the table of Principal and Selling Shareholders, please identify how the listed principal and selling shareholders are related to Ashmore Investment Management Limited, GIC and Eton Park, as applicable.

24. Item 7 of Form 20F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information here.

25. Please disclose the addresses of the selling shareholders. Refer to Item 9.D.1 of Form 20-F.

26. To the extent you have not done so, please provide an overview of the manner in which the selling shareholders acquired the shares that are being sold pursuant to this registration statement.

Description of Share Capital, page 170

27. Please disclose whether the ordinary shares are registered or bearer shares. In addition, we note your statement that "nonresidents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents." Please revise your disclosure to describe any restrictions on the free transferability of ordinary shares under the laws of the Cayman Islands or advise us that no such restrictions exist. Refer to Item 9.A.5(a) of Form 20-F.

28. Please disclose the action that is necessary in order to change the rights of holders of your stock. In addition, please describe the manner in which annual and special meetings of shareholders are convened, including any conditions of admission to such meetings. Refer to Item 10.B.4-5 of Form 20-F.

29. Please indicate whether your major shareholders have different voting rights or include an appropriate negative statement.

Ordinary Shares Eligible for Future Sale, page 173

30. On page 7 you state that your selling shareholders, certain directors, executive officers and certain non-selling shareholders have agreed to "substantially similar lock-up provisions, subject to certain exceptions," as those provisions to which you have agreed. In this section, please disclose the differences between the lock-up provisions to which you agreed and to which your shareholders, directors and officers agreed. In addition, please disclose how the parties determined which non-selling shareholders should be subject to such lock-up provisions.

Underwriting, page 177

31. Please disclose the percentage of the total amount of the offering represented by the underwriting discounts and commissions to be paid by each of the registrant and the selling shareholders. Refer to Item 9.F of Form 20-F.

Notes to Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2009, page F-5

14. Long Term Debt, page F-16

32. We note you issued an option to the PIK note holders to exchange their notes for ordinary shares of AEI. We also read your disclosure that the exchange rate adjusts downward on a daily basis. Please explain to us and disclose how the exchange rate adjusts downward and your accounting for the option. Cite the relevant GAAP literature to support your accounting.

18. Per Share Data, page F-22

33. Please provide us with a schedule showing, in chronological order from January 1, 2009 to the most recent practicable date, the following information for each issuance of common stock, restricted stock, options to purchase common stock and any other instrument that is convertible into common stock:

- the date of each issuance;
- a description of the instrument issued;
- the number of shares/options issued including the exercise terms;
- the fair value of the underlying common stock on each issuance date;
- a detailed description of how the fair value of the underlying share on each date was determined; and the amount of compensation expense recorded in your financial statements associated with each issuance.

Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated IPO price as leading indicator of value of your stock in the months prior to the filing of an IPO. Accordingly, if your anticipated initial public offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. If applicable, provide us with details of any independent appraisals.

Finally, please provide us a time line of discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Part II – Information Not Required in Prospectus, page II-1

Item 7. Recent Sales of Unregistered Securities, page II-1

34. Please disclose the following:

- the persons or class of persons to whom the 10% PIK Notes were sold;
- the names of the accredited investors who participated in the January 2007 private placements;
- the nature and aggregate amount of consideration received in connection with the January 2007 issuances, the December 2006 issuance of 200,000,021 shares and the May 2006 issuance;

- the exemption relied upon for the May 2006 issuance; and
- the type of shares issued in the December issuance of 200,000,021 shares and the May 2006 issuance.

Item 9. Undertakings, page II-3

35. Please include the undertaking set forth at Item 512(a)(6) of Regulation S-K.

Signatures

36. Please revise your signature page to identify your principal executive officer, principal financial officer, and principal accounting officer or controller.

Exhibits

37. We note that you have not filed several of your exhibits in connection with the Form F-1. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

38. We note that you discuss or suggest the existence of several documents in your disclosure that are not included in your exhibit list but that may be required to be filed under Item 601(b) of Regulation S-K. In this regard we note that:

- As described under "Underwriting" on page 178, some "ordinary shares or securities convertible into or exchangeable for ordinary shares" will be subject to lock-up agreements with the underwriters upon completion of the offering.
- As described under "Related Party Transactions" on page 169, you entered into a management services agreement with Ashmore.

Please tell us why these exhibits are not required to be filed or include them as exhibits to your registration statement.

39. We note that your Taxation discussion indicates that it represents the advice of Walkers and Clifford Chance US LLP. Accordingly, please provide consents to the inclusion of their advice.

Annual Report on Form 20-F

Item 15. Controls and Procedures, page 150

40. Please confirm that your principal financial officer evaluated your disclosure controls and procedures and concluded that they were effective as of the end of the period covered by the report. In this regard, we note that you indicate

elsewhere that your Executive Vice President – Finance and Treasury serves as the company's principal financial officer, however, you have not made that clear here.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: AEI Services, LLC, Agent for Service
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